Exhibit 99.11

Date: 30/10/2009	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CONTINENTAL ENERGY CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	25/11/2009
Record Date for Voting (if applicable) :	25/11/2009
Meeting Date :	30/12/2009
Meeting Location (if available) :	3rd Floor - 510 Burrard St. Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	210909107	CA2109091074

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CONTINENTAL ENERGY CORPORATION

595 Burrard St, Suite 2600
Vancouver, BC, V7X-1L3 PH 1-972-934-6774 FX 1-972-934-6718 WEB: www.continentalenergy.com

NOTICE OF ANNUAL GENERAL AND SPECIAL SHAREHOLDERS MEETING 2009

NOTICE is hereby given the Annual General and Special Meeting (the "Meeting") of the shareholders (the “Shareholders”) of CONTINENTAL ENERGY CORPORATION (the "Company") will be held at the offices of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Board Room, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, Canada, on December 30, 2009, at 11:00 A.M., local time.

At the Meeting, Shareholders will be asked to consider and participate in the following matters:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended June 30, 2009 and the auditor’s report thereon.

2.

To elect directors for the ensuing year.

3.

To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

4.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

Only Shareholders of record at the close of business on November 25,  2009, the record date for the Meeting, will be entitled to notice of, to attend and to vote at, the Meeting and postponement(s) or adjournment(s) thereof in respect of the relevant resolutions(s), except to the extent that a Shareholder has transferred any securities of the Company subsequent to the record date and the new holder of such securities establishes proper ownership and requests, not less than 10 days before the date of the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting in respect of the relevant resolution(s).

Whether or not you intend to attend the Meeting, you are requested to complete the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Information Circular and return the form of proxy in the envelope provided for that purpose.  To be effective, proxies must be received either by mail or delivery addressed to Computershare Investor Services Inc. to be received not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.  In certain circumstances, proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, at or immediately prior to the commencement of the Meeting or any postponement(s) or adjournment(s) thereof.

Copies of the

•

Company’s June 30, 2009 Annual Financial Statements,

•

an Information Circular dated November 25, 2009, prepared by management, and containing additional pertinent Company information and describing in detail certain matters to be acted upon at the Meeting; and

•

a Form of Proxy for use in voting on issues raised at the Meeting are included with the package containing this Notice.

On Behalf of the Company

<Signed>

RICHARD L. MCADOO

DIRECTOR & CEO

Suite 2600, 595 Burrard St. Vancouver, BC, V7X-1L3 PH 1-972-934-6774 FX 1-972-934-6718 WEB: www.continentalenergy.com EMAIL: mail@continentalenergy.com

I N F O R M A T I O N

C I R C U L A R
As at November 30, 2009

FOR  THE  ANNUAL  GENERAL  AND

SPECIAL  MEETING  OF  THE  SHAREHOLDERS
To Be Held On December 30, 2009

SOLICITATION OF PROXIES

This information circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Continental Energy Corporation (the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof. Except where otherwise indicated, the information contained herein is stated as of November 30, 2009.

PERSONS OR COMPANIES MAKING THE SOLICITATION  -  The enclosed Form of Proxy is solicited by management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Form of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT OF PROXIES  -  The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder").  A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Computershare Investor Services Inc., 100 University Ave, 9th Floor, Toronto, Ontario M5J 2Y1, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXIES  -  Every proxy may be revoked by an instrument in writing: a) executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and b) delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law. Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

VOTING AND EXERCISE OF DISCRETION OF PROXIES  -  The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses. The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

Continental Energy Corporation - AGM 2009   Information Circular   Page 1 of 16

NON-REGISTERED HOLDERS OF COMPANY’S SHARES  -  Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) or in the US, CEDE & Co.) of which the Intermediary is a participant.

NOBO and OBO  -  Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners (“NOBO’s”).  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners (“OBO’s”). In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBO’s, and indirectly through Intermediaries to the OBO’s. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

VOTING INSTRUCTION FORM  -  Meeting Materials sent to Beneficial Owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions, Voting Instruction Form (“VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder.  VIF’s, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.  Non-Registered Holders receiving a VIF cannot use that form to vote common shares directly at the Meeting.  Non-Registered Holders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his/her behalf, the Non-Registered holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his/her nominee the right to attend and vote at the Meeting.

BROADRIDGE  -  Many brokerages and intermediaries now delegate the responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the VIF or proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Form of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Company at any time since the beginning of the most recently completed financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On November 25, 2009 (the “Record Date”), there were 69,747,381 common shares issued and outstanding, each share carrying the right to one vote.  Only Shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no Shareholder beneficially owns, or controls or directs, directly or indirectly, common shares carrying more than 10% of the voting rights of all of the Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Shareholders will be asked at the Meeting to consider and take action including voting in accordance with the Form of Proxy attached with regard to passing ordinary and special resolutions as may be required in regard to the following issues.

Continental Energy Corporation - AGM 2009   Information Circular   Page 2 of 16

VOTE ISSUE – 1 :  ELECTION OF DIRECTORS

The directors of the Company are elected at each Meeting and hold office until the next Meeting. In the event or resignation of a sitting director, the board of directors may act to appoint a replacement director until the next Meeting. The Company is currently authorized to have up to three directors.

At this Meeting the Shareholders will be asked to vote to fix the number of Directors of the Company at four (4) for the forthcoming year and vote to elect a slate of directors for the forthcoming year to serve until the next Meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated. Nominees for election as directors at the Meeting as proposed by management are the individuals listed below and described in the preceding section. Management recommends a vote “For” each of its nominees. Other nominees or alternate nominees may be made from the floor at the Meeting. Management does not contemplate that any of its nominees will be unable to serve as a Director.

UNLESS SUCH AUTHORITY IS WITHHELD, THE MANAGEMENT PROXYHOLDER NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE TO FIX THE BOARD OF DIRECTORS AT FOUR (4) DIRECTORS AND FOR THE ELECTION AND RE-ELECTION OF MANAGEMENT’S RECOMMENDED NOMINEES: 1) MR. RICHARD L. MCADOO, 2) MR. ROBERT V. RUDMAN, 3) MR. PHILLIP B. GARRISON, AND 4) MR. DAVID W.T. YU.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

NOMINEES FOR ELECTION OR RE-ELECTION AS A DIRECTOR
Name, Municipality of Residence and Executive Position, if any	Principal occupation and if not a previously elected director, occupation during the past 5 years [1]	Director Since	Number of Common Shares beneficially owned or directly or indirectly controlled [2]
Richard L. McAdoo [3] Jakarta, Indonesia. Director, Chairman & CEO	Certified Petroleum Geologist	January 1999	4,829,158 shares 1,000,000 options 790,000 warrants
Robert V. Rudman [3,4,5] Tampa, Florida Director & CFO	Managing Director of Aspen Capital Partners LLC & Chartered Accountant	New Candidate	No shares 1,000,000 options No warrants
Phillip B. Garrison [3,4,5] Dubai, UAE Non-Executive Director	Independent Businessman & Certified Public Accountant	September 2007	No shares 1,000,000 options No warrants
David W.T. Yu [4,5] Hong Kong, China Non-Executive Director	Independent Businessman	April 2005	3,896,668 shares 1,000,000 options 2,000,000 warrants

Notes:
1 See following section entitled “Resume of Company's candidates proposed for election and re-election as directors” for more detail.

2 Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Record Date, based upon information furnished to the Company by individual directors. Unless otherwise indicated below, such shares are held directly.

3 Member of the reserves committee.

4 Member of the compensation committee.

5 Member of the audit committee.

No current director or director proposed for election:

(a)

is, or, within the ten years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any issuer that:

(i)

was the subject of a cease trade or similar order, or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days while the Director was acting in that capacity

(ii)

was subject to an event that resulted, after the Director ceased to be a director, chief executive officer or chief financial officer of the issuer, in the issuer being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, and which resulted from an event that occurred while the Director was acting in that capacity;

(b)

is, as at the date of information circular, or has been within ten years before the date of the information circular, a director or executive officer of any company (including the Company) that, while the Director was acting in that capacity or within a year of the Director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this  Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Continental Energy Corporation - AGM 2009   Information Circular   Page 3 of 16

No current director or director proposed for election, within the ten years before the date of this Information Circular, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority.

No current director or director proposed for election has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

The expertise and relevant educational background of the nominees for director are as follows:

Richard L. McAdoo holds Bachelors and Masters degrees in Geology from Texas Tech University; and a Masters degree in Business Administration from Boston University. He is registered as a Certified Petroleum Geologist by the American Association of Petroleum Geologists. Actively involved in the international oil exploration and production business for the last 30 years, Mr. McAdoo has held a variety of technical and management positions in exploration and production for Mobil Oil Company, Phillips Petroleum Company, Jackson Exploration, Inc., Triton Energy Corporation, Tracer Petroleum Company, and others in many regions including the North Sea, Middle East, Africa, South America, FSU and Asia.

David W.T. Yu, a resident of Hong Kong, is an experienced independent financial professional with thirty years experience in the securities, commodities, bullion, and foreign exchange trading business in Hong Kong. He has been employed by Rothschild & Sons, Shearson American Express, and Citibank. Recently Mr. Yu has led negotiations that led to long term intergovernmental oil supply agreements between the Chinese government and oil producing nations in Africa in exchange for Chinese government backed investment in economic development, trade and infrastructure projects. He is currently working on similar deals in South America and in West Africa.

Phillip B. Garrison is a resident of Dubai, United Arab Emirates. He is a graduate of the University of Oklahoma and holds an MBA from Southern Methodist University. He is a CPA registered in Texas.  He is a past President of the American Business Council in Dubai and is a trustee of the American School of Dubai. After graduation from OU, Mr. Garrison began his career in 1975 in the Oklahoma City office of the public accounting firm of Arthur Young and Company (now Ernst & Young) before eventually becoming the Director of Tax in its Hong Kong office. In 1987 he joined Caltex (a Chevron-Texaco joint venture company) in its Irving, Texas office before being posted to Caltex’s Dubai office in 1994.  After serving in various regional positions he was appointed Managing Director - Gulf Region responsible for all aspects of Caltex downstream and marketing activities in the Middle East. In 2001 he founded Downstream Developments Inc. in Dubai and consults on and develops ventures for transportation and logistics, oil and gas infrastructure projects, and petroleum product marketing. Recently he has worked with the Falcon Group of Dubai, a FEDEX subcontractor in the Middle East and North Africa, as its Managing Director - Ground, where he ran operations for land express cargo and logistics services.  He is presently working with Specialist Group Dubai as its executive officer in charge of operations for its British Military contracts providing logistics, bulk fuels transportation, and waste management services in Iraq and other parts of the Middle East region.

Robert V. Rudman is a Canadian Chartered Accountant, a former auditor with the firm of Price Waterhouse and a proven professional with more than thirty years of hands-on experience in the management and analysis of companies. As a senior member of Canadian and U.S. financial advisory firms, Mr. Rudman has been instrumental in arranging a wide range of debt and equity financings, in structuring a number of mergers and acquisitions, in developing strategic and operational business plans, and in the preparation and filing of all required regulatory reports. Mr. Rudman’s scope of experience includes both domestic and international transactions. His focus has been on the challenges facing early stage public companies. As an officer and director of an emerging high technology public company for a period of twelve years, Mr. Rudman served as the Chief Financial Officer, the Chief Executive Officer and later as the Chairman of the Board. At present Mr. Rudman is a director of two other public companies: Diatect International Corporation (OTC: DTCT) and Innovative Software Technologies, Inc. (OTC:INIV).

VOTE ISSUE – 2 :  APPOINTMENT OF AUDITOR

The Shareholders will be asked to appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor. Management is recommending that shareholders vote to appoint Dale, Matheson, Carr-Hilton & Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, as the Auditor of the Company. Dale, Matheson, Carr-Hilton & Labonte LLP is currently the auditor of the Company and was first appointed in October 2006.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT PROXYHOLDER NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE TO APPOINT DALE, MATHESON, CARR-HILTON & LABONTE LLP, CHARTERED ACCOUNTANTS, OF VANCOUVER, BRITISH COLUMBIA, AS THE AUDITOR OF THE COMPANY TO HOLD OFFICE FOR THE ENSUING YEAR AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

OTHER BUSINESS

The Shareholders may or may not be asked to conduct other business as may be properly brought before the Meeting. Management has no plans to bring up other business at the Meeting and no knowledge of any such matters which may be properly brought up at the Meeting by others entitled to do so.

Continental Energy Corporation - AGM 2009   Information Circular   Page 4 of 16

PHILOSOPY AND OBJECTIVES IN COMPENSATION OF EXECUTIVES

The Company’s executive compensation program is designed to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Company’s shareholders.  The Company’s board of directors has delegated compensation matters to its Compensation Committee which recommends compensation to the Board for its approval. The Compensation Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive.  Individual compensation may be based on individual experience and performance or other criteria deemed important by the Compensation Committee. In order to meet the Company’s objectives, executive compensation is guided by:

•

providing executives with an equity-based incentive plan, namely a stock option plan;

•

aligning employee compensation with company corporate objectives; and

•

attracting and retaining highly qualified individuals in key positions.

COMPENSATION ELEMENTS  -  An executive compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Company’s success and to ensure competitive compensation, in order that the Company may benefit from the expertise required to pursue its objectives. The Company’s executive compensation policy is comprised of both fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are intended to work in concert to maximize company and individual performance by establishing specific, competitive operational and financial goals and by providing financial incentives to employees based on their level of attainment of these goals. The Company’s current executive compensation program is comprised of the following four basic components:

1.

base salary;

2.

non-equity incentives—consisting of a cash bonus linked to both individual and corporate performance;

3.

long-term compensation—consisting of stock options granted under the Company’s formal stock option plan; and

4.

other elements of compensation—consisting of benefits and perquisites.

Base Salary  -  Salaries of the Company’s executive officers are reviewed periodically by the Compensation Committee. In determining individual base salaries, the Compensation Committee takes into consideration individual circumstances that may include the scope of an executive’s position, location of employment, the executive’s relevant competencies, experience, performance, and retention risk.

Non-Equity Incentives  -  The Company has no formal short or long term non-equity incentive compensation plan having objective targets or measures in determining non-equity incentives, but instead periodically makes cash bonuses allocated and paid to one or more executives based on merit and individual accomplishment and contribution to advancing the Company’s project development and strategic objectives.  The granting of cash incentives require the approval of both the Compensation Committee and the Board of Directors and are based upon an assessment of each individual’s performance in achieving significant value for the Company, specifically; an executive being instrumental in successfully negotiating a new property acquisition, arranging a financing, drilling a successful well, closing a corporate merger or acquisition, or playing a substantive role in a similar milestone event.

Long-Term Equity Compensation Plan  -  The Company has no formal long term equity compensation plan having objective targets or measures in determining equity incentives, instead incentive compensation paid to the Company’s executive officers consists exclusively of Option-Based awards pusuant to the Company’s formal “Stock Option Plan”. The Stock Option Plan permits the award of a number of options that varies in accordance with the contribution of the officers and their responsibilities and limits the amounts of options which can be granted to a single person to 5% of the Company’s issued and outstanding shares and 10% of same to all related persons (directors, officers, and insiders)  as a group. We established the Company’s Stock Option Plan in order to attract and retain directors, executive officers and employees, who will be motivated to work towards ensuring the success of the Company. The Stock Option Plan was adopted by vote of the Shareholders at the Company’s annual general meeting on December 12, 2008 and remains in full force and effect at present.

The Board of Directors has full and complete authority to interpret the Stock Option Plan, to establish applicable rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Stock Option Plan, provided that such interpretations, rules, regulations and determinations are consistent with the express provisions of the Stock Option Plan; rules of all stock exchanges and quotation systems on which the Company’s securities are then traded; and with all applicable securities legislation.

Individuals eligible to participate under the Stock Option Plan will be determined by either the Board of Directors or the Compensation Committee. Options granted under the Stock Option Plan may be exercised at any time within a maximum period fixed at the date of their grant but not more than 5 years (the ‘‘Outside Expiry Date’’). The Board of Directors or the Compensation Committee, as the case may be, designates, at its discretion, the individuals to whom stock options are granted under the Stock Option Plan and determines the number of Common Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date, the vesting schedule and any other matter relating thereto, in each case in accordance with the applicable rules and regulations of the regulatory authorities. To encourage retention and focus management on developing and successfully implementing the continuing growth strategy of the Company, stock options generally vest immediately but may vest over a specified period of months. The Board of Directors or the Compensation Committee, as the case may be, takes into account previous grants of options when considering new grants. The price at which the common shares may be purchased may not be lower than the closing price of the Common Shares on the OTC-BB on the last five trading days preceding the date of grant of the option.

Continental Energy Corporation - AGM 2009   Information Circular   Page 5 of 16

Pension Plan Benefits  -  The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal pension plans that provide for payments or benefits at, following, or in connection with retirement.

Share-Based Awards  -  The Company does not currently have, nor does it expect to implement during the forthcoming fiscal year, any formal short or long term share-based award plans that provide for any direct grants and issues of Company securities to its executives as compensation.

COMPENSATION  OF  NAMED  EXECUTIVE  OFFICERS

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)

the Company’s chief executive officer (“CEO”);

(b)

the Company’s chief financial officer (“CFO”);

(c)

each of the Company’s three most highly compensated executive officers, or three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company, nor acting in a similar capacity, at the end of the most recently completed financial year.

COMPENSATION OF NAMED EXECUTIVE OFFICERS  -  As at June 30, 2009, the end of the most recently completed financial year of the Company, the Company had no CFO and only two Named Executive Officers, whose names and positions held within the Company are set out under the following  “Summary Compensation Table”. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

SUMMARY TABLE - COMPENSATION OF NAMED EXECUTIVE OFFICERS
Name and Principal Position	Fiscal Year Ended	Salary	Share-Based Awards	Options-Based Awards (1)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation (US$)
					Annual	Long-Term
Richard L. McAdoo Chairman & CEO	30-JUN-09	$187,500	Nil	$37,822 (2,3)	Nil	Nil	Nil	Nil	$225,322
Andrew T. Eriksson President & COO	30-JUN-09	$130,500	Nil	$37,822 (2,3)	Nil	Nil	Nil	Nil	$168,322
Robert V. Rudman (4) CFO	30-JUN-09	n/a (4)	n/a (4)	n/a (4)	n/a (4)	n/a (4)	n/a (4)	n/a (4)	n/a (4)

Notes:

1

At the current share price, all of the stock options disclosed in the above table are out of the money.

2

The value of the option-based awards reflects the fair value of options granted on the dates of grant.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 1.32; b) expected 3-year life of the option; c) the price of the stock on the grant date of $0.13; d) expected volatility of 98%; and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

3

There is no difference between the fair-value of the options as calculated in the table above and the fair-value calculated in accordance with CICA Handbook Section 3870.

4

Mr. Rudman was appointed CFO of the Company on September 15, 2009, subsequent to fiscal year ended June 30, 2009.

VALUE OF OUTSTANDING AND UNEXERCISED SHARE-BASED AND OPTION-BASED AWARDS  -  The following table sets forth information for each Named Executive Officer regarding all unexercised Option-Based and Share-Based compensation outstanding at the end of the most recently completed financial year.

SUMMARY TABLE - OUTSTANDING OPTION & SHARE BASED AWARDS TO NAMED EXECUTIVE OFFICERS
Named Executive Officer	Stock Options				Share-Based Awards
	Number of securities underlying unexercised options	Stock Option Exercise Price (US$)	Stock Option Expiration Date	(1) US$ Value of Unexercised but in-the-money Options	Number of shares or units of shares that have not vested	Market or payout US$ value of share-based awards that have not vested
Richard L. McAdoo Chairman & CEO	500,000(2) 500,000(2)	0.24 0.15	12/31/2010 12/31/2011	Nil Nil	Nil	Nil
Andrew T. Eriksson President & COO	500,000(2) 340,000(2)	0.24 0.15	12/31/2010 12/31/2011	Nil Nil	Nil	Nil
Robert V. Rudman (3) CFO	1,000,000(2,3)	0.15	9/16/2012	Nil	Nil	Nil

Continental Energy Corporation - AGM 2009   Information Circular   Page 6 of 16

Notes:

1

At the current share price, all of the stock options disclosed in the above table are out-of-the-money. The closing price of the Company’s common shares on the OTC Bulletin Board at fiscal year end June 30, 2009 was US$0.10. If in-the-money the value is calculated based on the difference between the market value of the securities underlying the option at the end of the year, and the exercise price of the option.

2

These options are fully vested and were fully vested on grant.

3

Mr. Rudman was appointed CFO of the Company on September 15, 2009, subsequent to fiscal year ended June 30, 2009 and the options shown for him are those outstanding at the date of this Information Circular.

COMPENSATION FROM AWARDS, NON-EQUITY INCENTIVES, & PENSION PLANS  -  The following table sets forth information for each Named Executive Officer regarding compensation vested from Option-Based and Share-Based awards and earned from Non-Equity Incentive Plans and Pension Plans compensation during the most recently completed fiscal year ended June 30, 2009

SUMMARY TABLE - OFFICERS INCENTIVE & PENSION PLAN AWARDS: VALUE VESTED OR EARNED DURING THE YEAR
Named Executive Officer	(1) Option-Based Awards	(2) Share-Based Awards	(3) Non-Equity Incentive Plan Compensation	(4) Pension Plan Compensation
	US$ Value Vested During the Year	US$ Value Vested During the Year	US$ Value Earned During the Year	US$ Value Earned During the Year
Richard L. McAdoo Chairman & CEO	Nil	Nil	Nil	Nil
Andrew T. Eriksson President & COO	Nil	Nil	Nil	Nil
Robert V. Rudman (5) CFO	Nil	Nil	Nil	Nil

Notes:

1

The Company awards incentive stock options which are fully vested on grant.

2

The Company has no plan under which it grants Share-Based Awards, and no such awards were made or vested during the year.

3

The Company has no Non-Equity Incentive Plan, and no such awards were made or earned during the year.

4

The Company has no Pension Plan, and no such awards or contributions were made or earned during the year.

5

Mr. Rudman was appointed CFO of the Company on September 15, 2009, subsequent to fiscal year ended June 30, 2009.

COMPENSATION PAYABLE ON TERMINATION OF EMPLOYMENT  -  The following table sets forth information for each Named Executive Officer regarding compensation to be paid in connection with termination of employment Without Cause, Due to Change of Control, and Resignation. The value of earned/unused vacation and amounts owing for expense reimbursement are not included as they are not considered as ‘‘incremental’’ payments made in connection with termination of employment.

SUMMARY TABLE - OFFICERS TERMINATION OF EMPLOYMENT COMPENSATION
Named Executive Officer	(1) Termination Without Cause Provision Value, US$	(2) Termination On Change of Control Provision Value, US$	Resignation Provision Value, US$
Richard L. McAdoo Chairman & CEO	Nil	Nil	Nil
Andrew T. Eriksson President & COO	Nil	Nil	Nil
Robert V. Rudman (3) CFO	Nil	Nil	Nil

Notes:

1

There are no Company policies and no provisions in the Company’s employment agreements with its Named Executive Officers for incremental payments to be made to them by the Company in the event of termination of employment “Without Cause”.

2

There are no Company policies and no provisions in the Company’s employment agreements with its Named Executive Officers for incremental payments to be made to them by the Company in the event of termination of employment “On Change of Control” of the Company.

3

Mr. Rudman was appointed CFO of the Company on September 15, 2009, subsequent to fiscal year ended June 30, 2009.

Continental Energy Corporation - AGM 2009   Information Circular   Page 7 of 16

COMPENSATION OF DIRECTORS

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the Company’s Stock Option Plan. During the most recently completed financial year, the Company granted incentive stock options to purchase 1,000,000 shares to the two independent directors. No cash compensation was paid to any director of the Company for the director’s services as a director during the most recently completed financial year, other than the reimbursement of out-of-pocket expenses.

COMPENSATION OF DIRECTORS  -  As at June 30, 2009, the end of the most recently completed financial year of the Company, the Company had three Directors, one of whom, the CEO, was a Named Executive Officer, and did not receive any additional compensation for services as a director. His compensation as a Named Executive Officer is set forth in the summary table above for executives. Two Directors are non-executive and independent Directors whose names are set out under the following  “Summary Compensation Table”. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.

SUMMARY TABLE - COMPENSATION OF DIRECTORS
Name of Director	Fees Earned	Share-Based Awards	Options-Based Awards (1)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total Compensation (US$)
Philip B. Garrison Non-Executive Director	Nil	Nil	$37,822 [2]	Nil	Nil	Nil	$37,822
David T.W. Yu Non-Executive Director	Nil	Nil	$37,822 [2]	Nil	Nil	Nil	$37,822

Notes:

1

The value of the option-based awards reflects the fair value of options granted on the dates of grant.  The fair value was computed using the Black Scholes option pricing model with the following assumptions:  a) average risk-free interest rate of 1.32; b) expected 3-year life of the option; c) the price of the stock on the grant date of $0.13; d) expected volatility of 98%; and d) no expected dividend payments.  The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

2

There is no difference between the fair-value of the options as calculated in the table above and the fair-value calculated in accordance with CICA Handbook Section 3870.

DIRECTOR VALUE OF OUTSTANDING AND UNEXERCISED SHARE-BASED AND OPTION-BASED AWARDS  -  The following table sets forth information for each non-executive and independent Director regarding all unexercised Option-Based and Share-Based compensation outstanding at the end of the most recently completed financial year.

SUMMARY TABLE - OUTSTANDING OPTION & SHARE BASED AWARDS TO DIRECTORS
Named Executive Officer	Stock Options				Share-Based Awards
	Number of securities underlying unexercised options	Stock Option Exercise Price (US$)	Stock Option Expiration Date	(1) US$ Value of Unexercised but in-the-money Options	Number of shares or units of shares that have not vested	Market or payout US$ value of share-based awards that have not vested
Philip B. Garrison Non-Executive Director	500,000(2) 500,000(2)	0.24 0.15	12/31/2010 12/31/2011	Nil Nil	Nil	Nil
David T.W. Yu Non-Executive Director	500,000(2) 500,000(2)	0.24 0.15	12/31/2010 12/31/2011	Nil Nil	Nil	Nil

Notes:

1

At the current share price, all of the stock options disclosed in the above table are out-of-the-money. The closing price of the Company’s common shares on the OTC Bulletin Board at fiscal year end June 30, 2009 was US$0.10. If in-the-money the value is calculated based on the difference between the market value of the securities underlying the option at the end of the year, and the exercise price of the option.

2

These options are fully vested and were fully vested on grant.

Continental Energy Corporation - AGM 2009   Information Circular   Page 8 of 16

DIRECTOR COMPENSATION FROM AWARDS, NON-EQUITY INCENTIVES, & PENSION PLANS  -  The following table sets forth information for each non-executive and indepdent Director regarding compensation vested from Option-Based and Share-Based awards and earned from Non-Equity Incentive Plans and Pension Plans compensation during the most recently completed fiscal year ended June 30, 2009

SUMMARY TABLE - DIRECTOR INCENTIVE & PENSION PLAN AWARDS: VALUE VESTED OR EARNED DURING THE YEAR
Director	(1) Option-Based Awards	(2) Share-Based Awards	(3) Non-Equity Incentive Plan Compensation	(4) Pension Plan Compensation
	US$ Value Vested During the Year	US$ Value Vested During the Year	US$ Value Earned During the Year	US$ Value Earned During the Year
Philip B. Garrison Non-Executive Director	Nil	Nil	Nil	Nil
David T.W. Yu Non-Executive Director	Nil	Nil	Nil	Nil

Notes:

1

The Company awards incentive stock options which are fully vested on grant.

2

The Company has no plan under which it grants Share-Based Awards, and no such awards were made or vested during the year.

3

The Company has no Non-Equity Incentive Plan, and no such awards were made or earned during the year.

4

The Company has no Pension Plan, and no such awards or contributions were made or earned during the year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER ALL EQUITY COMPENSATION PLANS

The only equity compensation plan under which the Company issues its own securities is its Stock Option Plan. The following table sets out information as at the date of this Information Circular with respect to compensation plans under which equity securities of the Company are authorized for issuance against exercise of stock options.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	(1) Number of securities remaining available for future issuances at the date of this circular (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders on December 12, 2008 as the Company’s Stock Option Plan	10,390,000	US$ 0.1915	3,559,476
Equity compensation plans not approved by securityholders	nil	nil	nil
Totals	10,390,000	US$ 0.1915	3,559,476

Notes: 1The Company’s Stock Option Plan provides for a “rolling plan” that sets the number of common shares available for grant as options under the plan at 20% of those  common shares outstanding. At the November 25, 2009 date of this Information Circular the amount of common shares issued and outstanding was 69,747,381 and 20% of this amount is 13,949,476.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are not performed by anyone other than Directors or Named Executive Officers of the Company.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates has been indebted to the Company during the most recently completed financial year.

Continental Energy Corporation - AGM 2009   Information Circular   Page 9 of 16

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nominee for election as a director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An ‘informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as, it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following.

Composition of the Audit Committee  -  The Company’s audit committee during the most recently completed financial year consisted of  three directors: Richard L. McAdoo, Philip B. Garrison, and David W.T. Yu.  As defined in NI 52-110, Philip B. Garrison, and David W.T. Yu. are both “independent”.  Richard L. McAdoo is CEO of the Company and are therefore not independent. Also as defined in NI 52-110, all of the audit committee members are “financially literate”.

Relevant Education and Experience  -  Details of the relevant education and experience of each audit committee member is disclosed above under “Resumes of Company’s Candidates for election and Re-election as  Directors”.

Audit Committee Charter  -  The Company has adopted a Charter of the Audit Committee of the Board of Directors, which is attached as Schedule “A” to this Information Circular.

Audit Committee Oversight  -  During the most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions - During the most recently completed financial year, the Company has not relied on the exemptions contained in section 2.4 or under part 8 of MI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures - The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories. The Company reports its financial statements in US dollars and therefore all amounts therein are reported in US dollars.  The fees paid by the Company to its auditor during the two most recently completed financial years, by category, are as follows:

Year Ended	Audit Fees	Audit Related Fees(1)	Tax Fees	All Other Fees
June 30, 2009	$25,000	$3,000(2)	Nil	Nil
June 30, 2008	$25,000	$3,000	Nil	Nil

Notes:

1 Review and preparation related FYE filings for US SEC including Form20F.

2 Estimate.

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Continental Energy Corporation - AGM 2009   Information Circular   Page 10 of 16

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

The Canadian Securities Administrators have issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2 (the “Disclosure”).  The Disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The Company’s approach to corporate governance in the context of the specific Disclosure issues outlined in Form 58-101F2 is set out in the attached Schedule “B”.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 200 One Energy Square, 4925 Greenville Avenue, Dallas, Texas, 75206, USA.  Financial information regarding the Company is provided in the Company’s audited financial statements for the years ended June 30, 2009 and 2008 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at November 30, 2009.

(signed)

Richard L. McAdoo,
Director, CEO & Chairman

Continental Energy Corporation - AGM 2009   Information Circular   Page 11 of 16

SCHEDULE - A:  AUDIT COMMITTEE CHARTER

CONTINENTAL ENERGY CORPORATION

Audit/Conflicts Committee Charter

Last Revised 22-Nov-05

I.

Purpose

The Audit/Conflicts Committee (the "Committee") of Continental Energy Corporation (the "Company") will:

A.

assist the Company's Board of Directors (the "Board") in its oversight of:

1.

the integrity of the Company's financial statements, and disclosure and other internal control processes; and

2.

the Company's compliance with ethics policies, and legal and regulatory requirements;

B.

select, retain, compensate, oversee and evaluate the independent auditor;

C.

select, appoint and evaluate personnel to perform the Company's internal audit function as and when, in the opinion of the Committee such become necessary and justified;

D.

provide oversight on the Company's guidelines and policies for assessment and management of financial risk, and any other matters as the Board or the Committee deems appropriate; and

E.

review transactions involving the Company or its majority owned or controlled subsidiaries that the Board believes may involve conflicts of interest.

II.

Organization and Meetings

A.

The Committee will consist of at least three Directors, including a Chairperson, each of whom:

1.

will meet the applicable independence and experience requirements of any applicable or relevant stock exchange or listing authority, the British Columbia Securities Commission, the USA federal securities laws (as amended by the Sarbanes-Oxley Act of 2002) and the rules and regulations of the U.S. Securities and Exchange Commission ("SEC");

2.

will be, in the Board's judgment, financially literate; and

3.

will not simultaneously serve on the audit committees of more than two other public companies, and will not serve as audit committee chairperson for more than one other public company, unless, in each case, the Board of Directors determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee, and such determination is disclosed in the Company's annual report to shareholders.

B.

At least one member of the Committee will be an "audit committee financial expert" as defined by applicable regulations of the SEC.

C.

The Committee will meet as often as it determines, but not less frequently than annually.

D.

The Committee also will meet periodically with management and with applicable internal audit function personnel and with the independent auditor (without the participation of management), in separate executive sessions.

E.

The chairperson of the Committee, or a majority of the Committee members, may call a special meeting of the Committee.

F.

A majority of the members of the Committee, present in person or by means of conference telephone, shall constitute a quorum.

G.

The Committee may request that any directors, officers or employees of the Company, or any other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee to provide such pertinent information as the Committee may request.

H.

The Committee shall report regularly to the full Board with respect to its activities.

I.

The Committee may act through written resolutions circulated by any communications means appropriate provided that all members of the Committee sign, in counterpart, any minutes or actions taken.

J.

Written minutes of all Committee meetings and circular resolutions shall be kept and the minutes shall be maintained with the books and records of the Company.

III.

Responsibilities

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to determine that the Company's financial statements are complete, accurate, and in accordance with accounting principles generally accepted in the United States, or to plan or conduct audits. These are the responsibilities of management or the independent auditor. The Committee may amend this Charter from time to time as it deems appropriate, with Board approval.

A.

Selection and Oversight of Independent Auditor

The Committee will have the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor. The independent auditor will report directly to the Committee. The Committee will resolve disagreements between management and the independent auditor regarding financial reporting, and communicate to the independent auditor that he/she is ultimately accountable to the Committee. The Company will provide appropriate funding, as determined by the Committee, to compensate the independent auditor. The Committee will:

Continental Energy Corporation - AGM 2009   Information Circular   Page 12 of 16

1.

review and evaluate the lead audit partner of the independent auditor team;

2.

ensure the rotation of the lead audit partner, and other professional personnel of the independent auditor involved in the audit, as required by law and regulation;

3.

consider whether to rotate the independent auditing firm on a regular basis;

4.

set clear hiring policies for employees or former employees of the independent auditor, in compliance with SEC regulations and stock exchange listing standards;

5.

meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit; and

6.

pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed by the independent auditor, subject to applicable de minimis exceptions for non-audit services. The Committee may delegate this authority to a subcommittee of one or more Committee members; provided, however, that such subcommittee decisions are subsequently presented to the full Committee.

B.

Assessment of Independence and Quality of Independent Auditor

The Committee will engage in an active dialogue with the independent auditor regarding any disclosed relationships or services that might impact the objectivity and independence of the independent auditor, and take appropriate action in response to the independent auditor's report to satisfy itself of the independent auditor's independence.

At least annually, the Committee will obtain and review a formal written report by the independent auditor describing:

1.

the auditing firm's internal quality-control procedures;

2.

any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with any such issues; and

3.

all relationships between the independent auditor and the Company (in order to assess independence).

IV.

Appointment of Personnel to Perform Internal Audit Function

The Committee annually will evaluate, and recommend to the Board of Directors, the election and appointment of the personnel to perform the Company's internal audit function and review and approve any applicable budget (or cost allocation), staffing and annual audit plan required in connection with the performance of the Company's internal audit function. The Committee will have separate direct lines of communication between itself and such internal audit function personnel and, with regard to litigation and legal and regulatory compliance, the General Counsel.

V.

Oversight of Financial Disclosure and Internal Controls

A.

The Committee will review and discuss with management, applicable internal audit function personnel and the independent auditor, as appropriate:

1.

the Company's annual audited financial statements and quarterly unaudited financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the results of each quarterly review and annual audit by the independent auditor, and other matters

2.

required to be discussed with the independent auditor by relevant auditing standards, including the quality, not just the acceptability, of the accounting principles and underlying estimates used in the audited financial statements.

B.

The Committee will report to the Board whether it recommends that the most recent year's audited financial statements be included in the Form 10-K;

1.

any other SEC filings as the Committee deems appropriate, prior to filing;

2.

earnings press releases (including the use of pro forma or adjusted non-GAAP information) prior to release;

3.

financial information and earnings guidance provided to analysts and rating agencies (this discussion may be general, and need not take place prior to each instance in which such information is provided); and

4.

the integrity of the Company's accounting and financial reporting processes (both internal and external), including:

a.

all critical accounting policies and practices (including accounting estimates) to be used by the Company, including all major issues regarding accounting principles and financial statement presentations, and any significant changes in the Company's selection or application of accounting principles;

b.

analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments (including use of estimates) made in connection with the preparation of the financial statements, including any required analyses of the effects of alternative GAAP methods on the financial statements;

c.

the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

Continental Energy Corporation - AGM 2009   Information Circular   Page 13 of 16

d.

the results of the activities of the internal audit function personnel and the independent auditor, including major conclusions, findings and recommendations and related management responses;

e.

any material written communications between the independent auditor and management, including any management letters or schedules of unadjusted differences; and

f.

matters of audit quality and consistency, including required communications between the audit team and the independent auditor's national office respecting auditing or accounting issues arising during the engagement.

g.

management's assertions concerning disclosure controls and procedures; and its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year, including the independent auditor's report thereon;

h.

the adequacy and effectiveness of internal controls, including any disclosures made to the Committee by the chief executive officer and/or chief financial officer of the Company, regarding:

i.

significant deficiencies in the design or operation of internal controls or any

j.

material weaknesses therein; and

k.

any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls; and

l.

any special audit steps adopted in light of material control deficiencies.

C.

The Committee will review and discuss, with the independent auditor, any audit problems or other difficulties encountered by the independent auditor in the course of the audit process, and management's response, including any:

1.

restrictions on the scope of the independent auditor's activities or on access to requested information;

2.

significant disagreements with management (and management's responses to such matters);

3.

accounting adjustments that were noted or proposed by the independent auditor but were passed (as immaterial or otherwise); and

4.

management or internal control letter issued, or proposed to be issued, by the independent auditor to the Company.

D.

The Committee will review:

1.

material litigation involving the Company and litigation involving officers and directors of the Company;

2.

the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements;

3.

the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures,

4.

including the Company's risk assessment and risk management policies;

5.

major capital project post audit results; and

6.

such other matters as the Board or the Committee considers appropriate.

VI.

Compliance and Investigations

The Committee will establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee will receive corporate attorneys’ reports of evidence of a material violation of securities laws or breaches of fiduciary duty. In discharging its oversight role, the Committee is empowered to investigate any matter within the scope of its responsibility, with full access to all books, records, facilities and personnel of the Company. The Committee may request any officer or employee of the Company, or the Company’s outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

VII.

Engagement of Experts and Advisors

The Committee will, as it deems appropriate, engage outside legal, accounting or other advisors, without the need for prior approval by the Board of Directors. The Company will provide appropriate funding, as determined by the Committee, for payment of applicable fees and expenses for these parties.

VIII.

Self-Assessment and Evaluation

The Committee will perform a review and evaluation, at least annually, of the performance of the Committee and its members, including a review of the Committee's compliance with this Charter. In addition, the Committee will review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary. The Committee will conduct such evaluations and reviews in such manner as it deems appropriate.

---oOo---

Continental Energy Corporation - AGM 2009   Information Circular   Page 14 of 16

SCHEDULE-B : STATEMENT OF CORPORATE GOVERNANCE DISCLOSURE OF VENTURE ISSUER

The following description of the governance practices of the Company is provided in accordance with the guidelines of National Instrument 58-101, as set out in Form 58-101F2 (the “Form 58-101F2 Guidelines”).  The Form 58-101F2 Guidelines address matters relating to constitution and independence of directors, the functions to be performed by the directors of a company and their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices specified by the Canadian securities regulators.  The directors of the Company will continue to monitor the developments and the various changes to the proposed corporate governance guidelines and best practices and where applicable will amend its corporate governance guidelines accordingly.

Form 58-101F2 Guideline	The Governance Disclosure of the Company
1. Board of Directors

Disclose how the Board of Directors (the “Board”) facilitates its exercise of independent supervision over management, including the identity of directors that are independent, and the identity of directors who are not independent, and the basis for that determination.

During the past fiscal year the Board consisted of three (3) directors, of whom two (2) are independent.  None of the unrelated directors has any direct or indirect material relationship with the Company (other than shareholdings) which could, in the view of the Company’s Board, reasonably interfere with the exercise of a director’s independent judgment.  Phillip B. Garrison and David W.T. Yu are independent directors.  Richard L. McAdoo is the CEO of the Company and is not independent. Robert V. Rudman, nominee for election as a director at this Meeting is non independent and is the CFO of the Company.

2. Directorships

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The directors of the Company are directors of the following reporting issuers set opposite their names:

Name of Director	Reporting Issuer(s)
David W.T. Yu	Apolo Gold & Energy Inc. (OTC: APLL)
Robert V. Rudman	Diatect International Corporation (OTC : DTCT)
Robert V. Rudman	Innovative Software Technologies, Inc. (OTC : INIV).

3. Orientation and Continuing Education

Describe what steps, if any, the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.

Orientation and education of new members of the Board is conducted informally by management and members of the Board.  The orientation provides background information on the Company’s history, performance and strategic plans. The Board encourages directors and senior management to participate in appropriate professional and personal development activities, courses and programs.  In addition, the Company will provide any further continuing education opportunities for all directors, where required, so that individual directors may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

4. Ethical Business Conduct

Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a formal written code of business conduct and ethics available on SEDAR at www.sedar.com. The Board monitors compliance with the code to ensure that its standards are met. All employees are provided with a copy of the code and management is responsible for brining any issues that arise with the code to the Board’s attention.

Continental Energy Corporation - AGM 2009   Information Circular   Page 15 of 16

5. Nomination of Directors

Disclose what steps, if any, are taken to identify new candidates for Board nomination, including who identifies new candidates, and the process of identifying new candidates.

The Board as a whole identifies new candidates for election to the Board. The Board prepares a shortlist of potential candidates through discussion with respected financial, legal and commercial institutions and interviews the interested candidates. The key criteria include the following: (i) professional background and related qualifications; (ii) industry experience and relevant professional relationships; (iii) other board appointments; (iv) professional standing and reputation in the investment and oil and gas communities; (v) membership of industry committees and (vi) particular technical or financial background depending on the mix of experience on the Board at that time.

The Board reviews the shortlist and makes the final determination about director nominations and appointments. Where appropriate independent consultants are engaged to identify possible new candidates for the Board.

6. Compensation

Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including who determines compensation, and the process of determining compensation.

Please refer to the disclosure in the Information Circular under “Philosopy And Objectives In Compensation Of Executives” for disclosure about how compensation of directors and executive officers is determined.

7. Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board is satisfied that in view of the nature and extent of the Company’s business operations, it is more efficient and cost effective for the full Board to perform the duties that would be required by standing committees, other than the Audit Committee, the Compensation Committee, and the Reserves Committee.

The Reserves Committee is composed of  Richard L. McAdoo, Robert V. Rudman and Phillip B. Garrison. The purpose of the Reserves Committee is to assist the Board in carrying out its responsibilities with respect to annual and interim reviews of the Company's oil and gas reserves.  The responsibilities of the Reserves Committee include (i) if required, recommending to the Board the preferred independent evaluators and the terms of the engagement; (ii) if required, reviewing the Corporation's procedures for providing information to the independent evaluator with respect to its oil and gas reserves; (iii) reviewing the Corporation's procedures relating to the disclosure of information with respect to its reserves; (iv) ensuring that the Corporation complies with regulatory and legal requirements; (v) signing off on the year end reserve evaluation; and (vi) generally ensure that all actions necessary have been taken to conform to regulatory and legal requirements.

8. Assessments

Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The Board does not, at present, have a formal process in place for assessing effectiveness of the Board as a whole or its individual directors.

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Continental Energy Corporation - AGM 2009   Information Circular   Page 16 of 16

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on December 30, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 11:00 a.m., Vancouver Time, on December 24, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

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Appointment of Proxyholder
I/We, being holder(s) of Continental Energy Corporation hereby appoint: Richard L. McAdoo, Director, Chairman, and CEO of the Company, or failing him, Andrew T. Eriksson, President and COO of the Company, or failing him, Robert V. Rudman, CFO of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Continental Energy Corporation to be held at Computershare Boardroom, 510 Burrard Street, Vancouver, BC, Canada, on December 30, 2009 at 11:00 a.m., Vancouver Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Against

1. Number of Directors
To set the number of Directors at FOUR.	☐	☐

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2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Mr. Richard L. McAdoo	☐	☐	02. Mr. Robert V. Rudman	☐	☐	03. Mr. Phillip B. Garrison	☐	☐
04. Mr. David W. T. Yu	☐	☐

	For	Withhold

3. Appointment of Auditors
Appointment of Dale Matheson Carr-Hilton Labonte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

4. Other Business
To transact such other business as may properly come before the Meetin	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General and Special Meeting to be held on December 30, 2009

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxy holder of the registered holder, in accordance with your instructions.
2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3.	If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.
6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.
8.	Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 11:00 a.m., Vancouver Time, on December 24, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-734-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

+			+

Appointee(s)
Management Appointees are: Richard L. McAdoo, Director, Chairman, and CEO of the Company, failing him, Andrew T. Eriksson, President and COO of the Company,failing him, Robert V. Rudman, CFO of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Continental Energy Corporation to be held at Computershare Boardroom, 510 Burrard Street, Vancouver, BC, Canada, on December 30, 2009 at 11:00 a.m., Vancouver Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Against

1. Number of Directors
To set the number of Directors at FOUR.	☐	☐

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2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Mr. Richard L. McAdoo	☐	☐	02. Mr. Robert V. Rudman	☐	☐	03. Mr. Phillip B. Garrison	☐	☐
04. Mr. David W. T. Yu	☐	☐

	For	Withhold

3. Appointment of Auditors
Appointment of Dale Matheson Carr-Hilton Labonte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

4. Other Business
To transact such other business as may properly come before the Meetin	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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CONTINENTAL ENERGY CORPORATION

(the “Corporation”)

CERTIFICATE OF OFFICER

RE:

Annual General and Special Meeting of Shareholders of the Corporation to be held on Wednesday, December 30, 2009 (the “Meeting”)

The undersigned, Richard L. McAdoo, being the Chief Executive Officer of the Corporation, hereby certifies for and on behalf of the Corporation and not in any personal capacity, and without assuming any personal liability whatsoever, after making due inquiry that:

(a)

the Corporation has relied on section 2.20 of National Instrument 54-101 (the “Instrument”) to abridge the time prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of the Instrument;

(b)

the Corporation has arranged to have proxy-related materials for the Meeting sent in compliance with the Instrument to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(c)

the Corporation has arranged to have carried out all of the requirements of the Instrument in addition to the foregoing.

DATED November 30, 2009

 (signed) Richard L. McAdoo
Richard L. McAdoo
Chief Executive Officer